United States Securities and Exchange Commission

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarter ended September 30, 2011

Commission File Number 000-27663

SIFY TECHNOLOGIES LIMITED

(Translation of registrant’s name into English)

Tidel Park, Second Floor

No. 4, Rajiv Gandhi Salai, Taramani

Chennai 600 113, India

(91) 44-2254-0770

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20F  ☒            Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7).

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Table of Contents

SIFY TECHNOLOGIES LIMITED

FORM 6-K

For the Quarter ended September 30, 2011

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Currency of Presentation and Certain Defined Terms

Unless the context otherwise requires, references herein to “we,” “us,” the “Company” or “Sify” are to Sify Technologies Limited, a limited liability Company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. In January 2003, we changed the name of our Company from Satyam Infoway Limited to Sify Limited. In October 2007, we again changed our name from Sify Limited to Sify Technologies Limited. “Sify”, “SifyMax.in,”, “Sify e-ports” and “Sify online” are trademarks used by us for which we have already obtained the registration certificates in India. All other trademarks or trade names used in this quarterly report are the property of their respective owners.

In this report, references to “$,” “US$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “Rs.” “Rupees” or “Indian Rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year.

For your convenience, this report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars contained in this report have been based on the reference rate in the City of Mumbai on September 30, 2011 for cable transfers in Indian rupees as published by the Reserve Bank of India (RBI) which was Rs.48.93 per $1.00.

Our financial statements are prepared in Indian rupees and presented in accordance with International Financial Reporting Standards, or IFRS as issued by International Accounting Standards Board (IASB). In this report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Information contained in our websites, including our principal corporate website, www.sifycorp.com, is not part of this report.

Forward-looking Statements

In addition to historical information, this Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. For a discussion of some of the risks and important factors that could affect the Company’s future results and financial condition, please see the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our Annual Report on Form 20-F for the fiscal year ended March 31, 2011, filed with the Securities and Exchange Commission (the “SEC”) on October 13, 2011.

The forward-looking statements contained herein are identified by the use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target” and similar terms and phrases. Such forward-looking statements include, but are not limited to, statements concerning:

•	our expectations as to future revenue, margins, expenses and capital requirements;

•	our exposure to market risks, including the effect of foreign currency exchange rates and interest rates on our financial results;

•	the effect of the international economic slowdown on our business;

•	our ability to generate and manage growth and to manage our international operations;

•	projections that our cash and cash equivalents, along with cash generated from operations will be sufficient to meet certain of our obligations; and

•	the effect of future tax laws on our business.

You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date of this Report. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In addition, you should carefully review the other information in this Report, our other periodic reports and other documents filed with the SEC from time to time. Our filings with the SEC are available on its website at www.sec.gov.

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Financial Position

(In thousands of Rupees, except share data and as otherwise stated)

		As at		As at September 30, 2011
	Note	September 30, 2011 Rs.	March 31, 2011 @ Rs.	Convenience translation into US$
ASSETS
Property, plant and equipment	5	3,859,304	3,760,473	78,874
Intangible assets	6	113,999	104,626	2,330
Investment in equity accounted investee	7	738,765	702,363	15,098
Lease prepayments	9	60,530	63,068	1,237
Other assets		723,604	672,843	14,789
Other investments		160	160	3

Total non-current assets		5,496,362	5,303,533	112,331

Inventories		22,120	15,637	452
Trade and other receivables, net	10	3,715,452	3,185,913	75,934
Prepayments for current assets		226,422	190,191	4,627
Restricted cash	8	89,448	84,538	1,828
Cash and cash equivalents	8	458,437	458,559	9,369

Total current assets		4,511,879	3,934,838	92,210

Total assets		10,008,241	9,238,371	204,541

EQUITY AND LIABILITIES
Equity
Share capital		1,172,393	858,832	23,961
Share premium		17,916,443	17,216,121	366,165
Share based payment reserve		193,028	190,325	3,945
Other components of equity		20,559	7,365	420
Accumulated deficit		(13,805,487)	(13,606,851)	(282,148)

Equity attributable to equity holders of the Company		5,496,936	4,665,792	112,343

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Financial Position

(In thousands of Rupees, except share data and as otherwise stated)

		As at		As at September 30, 2011
	Note	September 30, 2011 Rs.	March 31, 2011 @ Rs.	Convenience translation into US$
Liabilities
Finance lease obligations, other than current instalments		110,878	127,746	2,266
Borrowings	12	184,653	262,608	3,774
Employee benefits	11	49,119	47,788	1,004
Other liabilities		173,710	163,245	3,550

Total non-current liabilities		518,360	601,387	10,594

Finance lease obligations current instalments		72,889	60,507	1,490
Borrowings	12	1,036,786	1,035,802	21,189
Bank overdraft	8	220,738	678,901	4,511
Trade and other payables		2,170,394	1,783,388	44,357
Deferred income		492,138	412,594	10,057

Total current liabilities		3,992,945	3,971,192	81,604

Total liabilities		4,511,305	4,572,579	92,198

Total equity and liabilities		10,008,241	9,238,371	204,541

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

@ Derived from the audited consolidated financial statements

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Income

(In thousands of Rupees, except share data and as otherwise stated)

		Quarter ended September 30,		Quarter ended September 30, 2011	Half year ended September 30,		Half year ended September 30, 2011
	Note	2011 Rs.	2010 Rs.	Convenience translation into US$	2011 Rs.	2010 Rs.	Convenience translation into US$
Revenue	13	1,815,430	1,716,732	37,103	4,074,471	3,444,558	83,271
Cost of goods sold and services rendered	14	(1,059,720)	(1,054,062)	(21,658)	(2,616,607)	(2,128,334)	(53,477)
Other income		216	20,364	4	1,640	39,200	34
Selling, general and administrative expense		(618,689)	(608,540)	(12,644)	(1,211,630)	(1,239,557)	(24,763)
Depreciation and amortization		(171,945)	(173,353)	(3,514)	(342,454)	(347,745)	(6,999)
Impairment loss on Intangibles		—	—	—	—	(1,857)	—

Loss from operating activities		(34,708)	(98,859)	(709)	(94,580)	(233,735)	(1,934)

Finance income	16	4,988	14,078	102	7,527	20,627	154
Finance expenses	16	(77,361)	(72,426)	(1,581)	(145,826)	(141,148)	(2,980)

Net finance expense		(72,373)	(58,348)	(1,479)	(138,299)	(120,521)	(2,826)
Share of profit of equity accounted investee (net of income tax)	7	18,671	22,796	382	34,243	38,488	700

Loss before tax		(88,410)	(134,411)	(1,806)	(198,636)	(315,768)	(4,060)
Income tax (expense) / benefit		—	—	—	—	—	—

Loss for the period after tax		(88,410)	(134,411)	(1,806)	(198,636)	(315,768)	(4,060)

Loss per share	17
Basic loss per share		(0.92)	(2.52)	(0.02)	(2.20)	(5.92)	(0.04)
Diluted loss per share		(0.92)	(2.52)	(0.02)	(2.20)	(5.92)	(0.04)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income

(In thousands of Rupees, except share data and as otherwise stated)

		Quarter ended September 30		Quarter ended September 30, 2011	Half year ended September 30		Half year ended September 30, 2011
	Note	2011 Rs.	2010 Rs.	Convenience translation into US$	2011 Rs.	2010 Rs.	Convenience translation into US$
Loss for the period		(88,410)	(134,411)	(1,806)	(198,636)	(315,768)	(4,060)
Other comprehensive income
Foreign currency translation differences of foreign operations		2,660	(52)	54	2,988	(8)	61
Defined benefit plan actuarial gains / (losses)		4,009	87	82	8,045	2,821	164
Share of other comprehensive income from equity accounted investee		1,639	(175)	33	2,161	(294)	44

Other comprehensive income for the period		8,308	(140)	169	13,194	2,519	269

Total comprehensive loss for the period		(80,102)	(134,551)	(1,637)	(185,442)	(313,249)	(3,791)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

(In thousands of Rupees, except share data and as otherwise stated)

For six months ended September 30, 2011

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Accumulated deficit	Total Equity
Balance at April 1, 2011	858,832	17,216,121	190,325	7,365	(13,606,851)	4,665,792
Total comprehensive income/ (loss) for the period	—	—	—	13,194	(198,636)	(185,442)
Transactions with owners, recorded directly in equity
Issue of Share Capital	313,561	700,322	—	—	—	1,013,883
Share-based payments	—	—	2,703	—	—	2,703
Balance at September 30, 2011	1,172,393	17,916,443	193,028	20,559	(13,805,487)	5,496,936

For six months ended September 30, 2010

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Accumulated deficit	Total Equity
Balance at April 1, 2010	546,332	16,528,621	180,124	3,374	(13,087,359)	4,171,092
Total comprehensive income / (loss) for the period	—	—	—	2,519	(315,768)	(313,249)
Transactions with owners, recorded directly in equity
Share based payments	—	—	7,021	—	—	7,021
Balance at September 30, 2010	546,332	16,528,621	187,145	5,893	(13,403,127)	3,864,864

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Cash Flows

(In thousands of Rupees, except share data and as otherwise stated)

	Six Months ended September 30		September 30, 2011
	2011 Rs.	2010 Rs.	Convenience translation into US$
Cash flows from / (used in) operating activities
Loss for the period	(198,636)	(315,768)	(4,060)
Adjustments for:
Depreciation and amortization	342,454	347,745	6,999
Impairment loss on Intangibles including goodwill	—	1,857	—
Share of profit of equity accounted investee	(34,243)	(38,488)	(700)
Loss / (gain) on sale of property, plant and equipment	(83)	1,178	(2)
Provision for doubtful receivables and advances	32,201	69,777	658
Customs duty credit entitlement written off	20,000	—	409
Stock compensation expense	2,703	7,021	55
Net finance expense / (income)	138,299	120,521	2,826
Unrealized (gain) / loss on account of exchange differences	(5,804)	(9,668)	(119)
Amortisation of Leasehold Prepayments	2,497	1,964	51

	299,388	186,139	6,117
Change in trade and other receivables	(565,769)	(251,487)	(11,563)
Change in inventories	(6,483)	(3,666)	(132)
Change in other assets	(56,780)	9,909	(1,160)
Change in trade and other payables	340,540	283,303	6,960
Change in employee benefits	9,376	11,595	192
Change in deferred revenue	79,544	61,690	1,626

	99,816	297,483	2,040
Income taxes paid	23,639	(13,130)	482

Net cash from / (used in) operating activities	123,455	284,353	2,522

Cash flows from / (used in) investing activities
Acquisition of property, plant and equipment	(340,308)	(148,889)	(6,955)
Expenditure on intangible assets	(46,782)	(71,812)	(956)
Proceeds from sale of property, plant and equipment	323	1,549	7
Finance income received	4,646	35,898	95
Other investments	—	(150)	—

Net cash used in investing activities	(382,121)	(183,404)	(7,809)

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Cash Flows

(In thousands of Rupees, except share data and as otherwise stated)

	Six months ended September 30		September 30, 2011
	2011 Rs	2010 Rs	Convenience translation into US$
Cash flows from / (used in) financing activities
Proceeds from issue of shares on private placement (including share premium)	1,000,000	—	20,437
Proceeds from issue of shares on exercise of options (including share premium)	13,883	—	284
Proceeds from / (repayment of) borrowings, net	(95,936)	(142,372)	(1,961)
Finance expenses paid	(158,397)	(150,233)	(3,237)
Repayment of finance lease liabilities	(34,842)	(23,541)	(712)

Net cash from / (used) in financing activities	724,708	(316,146)	14,811

Net decrease in cash and cash equivalents	442,042	(215,197)	9,524
Cash and cash equivalents at April 1	(135,804)	(181,586)	(2,775)
Effect of exchange fluctuations on cash held	(3,091)	1,375	(63)

Cash and cash equivalents at period end	327,147	(395,408)	6,686

Supplementary information
Additions to property plant and equipment represented by finance lease obligations	30,356	30,836	620

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

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SIFY TECHNOLOGIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(In thousands of Rupees, except share, per share data and as stated otherwise)

1.	Reporting entity

Sify Technologies Limited, (‘Sify’ or ‘the Company’) formerly known as Sify Limited, is a leading internet services provider headquartered in Chennai, India. These Unaudited Condensed Consolidated Interim Financial Statements as at and for the three months and six months ended September 30, 2011 comprise the Company and its subsidiaries (Sify Software Limited, Sify International Inc and Sify Technologies (Singapore) Pte Limited) (together referred to as the ‘Group’ and individually as ‘Group entities’) and the Group’s interest in MF Global Sify Securities India Private Limited, an equity accounted investee. The Group is primarily involved in providing services, such as Corporate Network and Data Services, Internet Access Services, Online Portal and Content offerings and in selling hardware and software related to such services. Sify is listed on the NASDAQ Global Select market in the United States.

2.	Basis of preparation

a.	Statement of compliance

The Unaudited Condensed Consolidated Interim Financial Statements of the Group have been prepared in accordance with International Financial Reporting Standard (IFRS), IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended March 31, 2011.

These Unaudited Condensed Consolidated Interim Financial Statements have been approved for issue by the Board of Directors on March 21, 2012.

b.	Functional and presentation currency

Items included in the financial statements of each Group entity are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Indian rupee is the functional currency of Sify, its domestic subsidiaries and affiliates. US dollar is the functional currency of Sify’s foreign subsidiary located in the US and Singapore.

The Unaudited Condensed Consolidated Interim Financial Statements are presented in Indian Rupees which is the Group’s presentation currency. All financial information presented in Indian Rupees has been rounded up to the nearest thousand except where otherwise indicated.

Convenience translation: Solely for the convenience of the reader, the financial statements as of and for the three months and six months ended September 30, 2011 have been translated into United States dollars (neither the presentation currency nor the functional currency) based on the reference rate in the City of Mumbai on September 30, 2011, for cable transfers in Indian rupees as published by the Reserve Bank of India which was Rs.48.93 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollar at such a rate or at any other rate on September 30, 2011 or at any other date.

c.	Use of estimates and judgements

The preparation of these Unaudited Condensed Consolidated Interim Financial Statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses during the period. Accounting estimates could change from period to period. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period of change and future periods, if the change affects both and, if material, their effects are disclosed in the notes to the financial statements.

In preparing the Unaudited Condensed Consolidated Interim Financial Statements, the significant judgements made by management in applying the Group’s accounting policies and key sources of estimating uncertainties were the same as that were applied to the consolidated financial statements as at and for the year ended March 31, 2011.

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3.	Significant accounting policies

The accounting policies applied by the group in these Unaudited Condensed Consolidated Interim Financial Statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended March 31 2011.

4.	Recent accounting pronouncements

A number of new standards, amendments to standards and interpretations are not yet effective for the period ended September 30, 2011, and have not been applied in preparing these consolidated financial statements:

•

IFRS 9 Financial Instruments: In November 2009, the International Accounting Standards Board issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2013 with early adoption permitted. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. IFRS 9, was further amended in October 2010, and such amendment introduced requirements on accounting for financial liabilities. This amendment addresses the issue of volatility in the profit or loss due to changes in the fair value of an entity’s own debt. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income. The company is required to adopt IFRS 9 by accounting year commencing April 1, 2013. The company is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the consolidated financial statements.

•	IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements and IFRS 12, Disclosure of Interests in Other Entities:

In May 2011, the International Accounting Standards Board issued IFRS 10, IFRS 11 and IFRS 12. The effective date for IFRS 10, IFRS 11 and IFRS 12 is annual periods beginning on or after January 1, 2013 with early adoption permitted.

IFRS 10 Consolidated Financial Statements builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation of Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements. The standard provides additional guidance for determining of control in cases of ambiguity for instance in case of franchisor franchisee relationship, de facto agent, silos and potential voting rights.

IFRS 11 Joint Arrangements determines the nature of an arrangement by focusing on the rights and obligations of the arrangement, rather than its legal form. IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities-Non-monetary Contributions by Venturers. IFRS 11 addresses only forms of joint arrangements (joint operations and joint ventures) where there is joint control whereas IAS 31 had identified three forms of joint ventures, namely jointly controlled operations, jointly controlled assets and jointly controlled entities. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities, which is the equity method.

IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. One major requirement of IFRS 12 is that an entity needs to disclose the significant judgments and assumptions it has made in determining:

•	whether it has control, joint control or significant influence over another entity; and

•	the type of joint arrangement when the joint arrangement is structured through a separate vehicle.

IFRS 12 also expands the disclosure requirements for subsidiaries with non-controlling interest, joint arrangements and associates that are individually material. IFRS 12 introduces the term “structured entity” by replacing Special Purpose entities and requires enhanced disclosures by way of nature and extent of, and changes in, the risks associated with its interests in both its consolidated and unconsolidated structured entities.

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The company is required to adopt IFRS 10, IFRS 11 and IFRS 12 effective April 1, 2013. The company is currently evaluating the requirements of IFRS 10, IFRS 11 and IFRS 12, and has not yet determined the impact on the consolidated financial statements.

•

IFRS 13 Fair Value Measurement: In May 2011, the International Accounting Standards Board issued IFRS 13, Fair Value Measurement to provide specific guidance on fair value measurement and requires enhanced disclosures for all assets and liabilities measured at fair value, and not restricted to financial assets and liabilities. The standard introduces a precise definition of fair value and a consistent measure for fair valuation across assets and liabilities, with a few specified exceptions. The effective date for IFRS 13 is annual periods beginning on or after January 1, 2013 with early adoption permitted. The company is required to adopt IFRS 13 by accounting year commencing April1, 2013 and is currently evaluating the requirements of IFRS 13, and has not yet determined the impact on the consolidated financial statements.

•

IAS 1 (Amended) Presentation of Financial Statements: In June 2011, the International Accounting Standard Board published amendments to IAS 1 Presentation of Financial Statements. The amendments to IAS 1 Presentation of Financial Statements require companies preparing financial statements in accordance with IFRS to group items within other comprehensive income that may be reclassified to the profit or loss separately from those items which would not be recyclable in the profit or loss section of the income statement. It also requires the tax associated with items presented before tax to be shown separately for each of the two groups of other comprehensive income items (without changing the option to present items of other comprehensive income either before tax or net of tax).

The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. This amendment is applicable to annual periods beginning on or after July 1, 2012, with early adoption permitted. The company is required to adopt IAS 1 (Amended) by accounting year commencing April 1, 2013. The company has evaluated the requirements of IAS 1 (Amended) and the company does not believe that the adoption of IAS 1 (Amended) will have a material effect on its consolidated financial statements.

•

IAS 19 (Amended) Employee Benefits: In June 2011, International Accounting Standards Board issued IAS 19 (Amended), Employee Benefits. The effective date for adoption of IAS 19(Amended) is annual periods beginning on or after January 1, 2013, though early adoption is permitted.

IAS 19 (Amended) has eliminated an option to defer the recognition of gains and losses through re-measurements and requires such gain or loss to be recognized through other comprehensive income in the year of occurrence to reduce volatility. The amended standard requires immediate recognition of effects of any plan amendments. Further it also requires assets in profit or loss to be restricted to government bond yields or corporate bond yields, considered for valuation of Projected Benefit Obligation, irrespective of actual portfolio allocations. The actual return from the portfolio in excess of or less than such yields is recognized through other comprehensive income.

These amendments enhance the disclosure requirements for defined benefit plans by requiring information about the characteristics of defined benefit plans and risks that entities are exposed to through participation in those plans.

The amendments need to be adopted retrospectively. The company is required to adopt IAS 19 (Amended) by accounting year commencing April 1, 2013. The company is currently evaluating the requirements of IAS 19 (Amended) and has not yet determined the impact on the consolidated financial statements.

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5.	Property, plant and equipment

The following table presents the changes in property, plant and equipment during the six months ended September 30, 2011

	Cost				Accumulated depreciation				Carrying amount as at September 30, 2011
Particulars	As at April 1, 2011	Additions	Disposals	As at September 30, 2011	As at April 1, 2011	Depreciation for the period	Deletions	As at September 30, 2011
Building	777,419	—	—	777,419	204,826	13,877	—	218,703	558,716
Plant and machinery	5,433,359	128,575	25,904	5,536,030	3,335,610	249,488	25,772	3,559,326	1,976,704
Computer equipment	563,776	27,493	361	590,908	478,705	16,209	343	494,571	96,337
Office equipment	234,125	104	25	234,204	129,932	10,655	25	140,562	93,642
Furniture and fittings	713,359	2,521	1,336	714,544	503,102	30,456	1,189	532,369	182,175
Vehicles	2,929	2,907	1,089	4,747	2,929	323	1,089	2,163	2,584
Total	7,724,967	161,600	28,715	7,857,852	4,655,104	321,008	28,418	4,947,694	2,910,158

Add: Construction -in- Progress									949,146

Total	7,724,967	161,600	28,715	7,857,852	4,655,104	321,008	28,418	4,947,694	3,859,304

The following table presents the changes in property, plant and equipment during the year ended March 31, 2011

	Cost				Accumulated depreciation				Carrying amount as at March 31, 2011
Particulars	As at April 01, 2010	Additions	Disposals	As at March 31, 2011	As at April 1, 2010	Depreciation for the year	Deletions	As at March 31, 2011
Building	777,419	—	—	777,419	177,072	27,754	—	204,826	572,593
Plant and machinery	5,302,696	199,591	68,928	5,433,359	2,929,688	474,168	68,246	3,335,610	2,097,749
Computer equipments	517,904	46,736	864	563,776	429,631	49,854	780	478,705	85,071
Office equipment	228,418	6,214	507	234,125	107,252	23,181	501	129,932	104,193
Furniture and fittings	706,148	15,731	8,520	713,359	445,437	64,442	6,777	503,102	210,257
Vehicles	6,191	—	3,262	2,929	6,191	—	3,262	2,929	—
Total	7,538,776	268,272	82,081	7,724,967	4,095,271	639,399	79,566	4,655,104	3,069,863

Add: Construction – in – Progress									690,610

Total	7,538,776	268,272	82,081	7,724,967	4,095,271	639,399	79,566	4,655,104	3,760,473

Leased assets

The Group’s leased assets include certain buildings and plant and machinery acquired under finance leases. As at September 30, 2011 the net carrying amount of buildings, vehicles and plant and machinery acquired under finance leases is Rs 239,767 (March 31, 2011: Rs.244,926), Rs.2,584 (March 31, 2011 : Nil) and Rs.223,689 (March 31, 2011: Rs. 217,625) respectively. During the period, the Group acquired leased assets of Rs.30,356 (March 31, 2011: Rs 38,111)

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Construction-in-progress

Amounts paid towards acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment that are not ready for use are disclosed under construction-in-progress. As of September 30, 2011, Construction work in progress includes Rs.909,825 (March 31, 2011 : 682,825) paid towards acquisition of leasehold land together with the building being constructed thereon belonging to Pace Info Com Park Private Limited by way of acquisition of the entire shareholding of its holding company M/s Hermit Projects Private Limited. Also refer note 23.

6.	Intangible assets

Intangible assets comprise the following:

	As at September 30, 2011	As at March 31, 2011
Goodwill	14,595	14,595
Other Intangibles	99,404	90,031

Total	113,999	104,626

In May 2006, the group acquired travel business for a consideration of USD 2.5 million (Rs. 112,220 thousands) in cash along with an option to purchase 125,000 shares of Sify Technologies Limited and certain earn out payments aggregating to USD 0.5 million (Rs. 22,444 thousands). The assets acquired consist of System software, customer contracts and goodwill. The said business operated from India and United States.

During the six months ended September 30, 2010, triggered by certain adverse market conditions such as decrease in revenue and increase in the cost of services, continued losses and other technological matters, which are confirmed by other subsequent events, the group tested the carrying value of the above business for impairment. The recoverable amount of these intangibles were determined based on the higher of the value in use (using discounted cash flow approach) and fair value less cost to sell. As a result of the above review, the group has recorded an impairment of the above intangibles amounting to Rs 1,857 and adjusted the carrying value of these intangibles accordingly. The above impairment relates to Commercial and Consumer Services segment.

The following table presents the changes in goodwill during the six months ended September 30, 2011 and the year ended March 31, 2011

(i)	Goodwill

Particulars	As at September 30, 2011	As at March 31, 2011
Balance at the beginning of the period / year	14,595	14,595
Less: Impairment loss	—	—

Net carrying amount of goodwill	14,595	14,595

The amount of goodwill as at September 30, 2011 and March 31, 2011 has been allocated to Commercial and Consumer Services Segment.

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(ii)	Other Intangibles

The following table presents the changes in other intangible assets for the six months ended September 30, 2011 and year ended March 31, 2011.

	Technical know-how	Customer related intangibles	Software	License fees	Total
(A) Cost
Balance as at April 1, 2011	82,753	200,570	394,080	50,000	727,403
Other acquisitions	—	—	30,819	—	30,819
Deletions	—	—	—	—	—
Balance as at September 30, 2011	82,753	200,570	424,899	50,000	758,222

(B) Amortization
Balance as at April 1, 2011	82,753	200,570	343,143	10,906	637,372
Amortization for the period	—	—	20,196	1,250	21,446
Impairment loss on intangibles	—	—	—	—	—
Deletions	—	—	—	—	—
Balance as at September 30, 2011	82,753	200,570	363,339	12,156	658,818

(C) Carrying amount as at September 30, 2011	—	—	61,560	37,844	99,404

(A) Cost
Balance as at April 1, 2010	82,753	200,570	370,683	50,000	704,006
Other acquisitions	—	—	23,397	—	23,397
Deletions	—	—	—	—	—

Balance as at March 31, 2011	82,753	200,570	394,080	50,000	727,403

(B) Amortization
Balance as at April 1, 2010	82,753	198,139	299,779	8,406	589,077
Amortization for the period	—	837	43,101	2,500	46,438
Impairment loss on intangibles	—	1,594	263	—	1,857
Deletions	—	—	—	—	—
Balance as at March 31, 2011	82,753	200,570	343,143	10,906	637,372

(C) Carrying amount as at March 31, 2011	—	—	50,937	39,094	90,031

During the six months ended September 30, 2010, the Group has impaired intangible assets relating to its travel business to the extent of Rs.1,857. The above impairment loss related to Commercial and Consumer Services segment.

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7.	Investments in associates

In March 2006, MF Global Overseas Limited (MFG), a Group incorporated in United Kingdom acquired 70.15% of equity share capital of MF Global Sify Securities India Private Limited, formerly Man Financial-Sify Securities India Private Limited (‘MF Global) from Refco Group Inc., USA (‘Refco’). As at September 30, 2011 and March 31, 2011, 29.85% of MF Global equity shares is held by the Company. The remaining 70.15% is owned by MFG, an unrelated third party. MFG is a subsidiary of MF Global Holdings Limited, Bermuda.

A summary of key unaudited financial information of MF Global and its subsidiaries which is not adjusted for the percentage ownership held by the Group is presented below:

	As at September 30, 2011	As at March 31, 2011
Balance sheet
Total assets	5,039,711	4,546,919
Total liabilities	2,564,781	2,193,943
Shareholders’ equity	2,474,930	2,352,976

Total liabilities and shareholders’ equity	5,039,711	4,546,919

	Three months ended		Half year ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Statement of Operations
Revenues	402,264	488,076	777,093	919,191
Net Profit	62,548	76,367	114,717	128,938

During October 2010, Sify Technologies Ltd, the minority shareholder of MF Global holding 29.85 percent of the outstanding shares, requested MF Global’s Board of Directors to reconsider certain costs charged to the MF Global by MF Global Holdings Ltd and its affiliated and associated group companies, who hold 70.15 percent of the outstanding shares of the MF Global. These charges are currently recorded in the financial statements of the MF Global for year ended March 31, 2008 aggregating to INR 43,478,911 and March 31, 2009 aggregating to INR 15,374,528. The resolution of this matter between the shareholders of MF Global remains uncertain and any financial adjustment that may arise is not presently known and accordingly no adjustment related to this matter has been provided for in MF Global’s consolidated financial statements. Any financial adjustment that may arise on resolution of the said matter would be expected to be handled prospectively and therefore would be reported in the period in which it is resolved. Consequently, no adjustment related to the said matter was considered by Sify for equity method of accounting for MF Global. The effect of such recorded cross charge is not material to the financial statements of Sify Technologies Limited. Also refer to note 23 elsewhere in the Report.

8.	Cash and cash equivalents

Cash and cash equivalents as at September 30, 2011 amounted to Rs.458,437 (Rs.458,559 as at March 31, 2011). This excludes cash-restricted of Rs.89,448 as at September 30, 2011 (Rs.84,538 as at March 31, 2011) representing deposits held under lien against working capital facilities availed and bank guarantees given by the Group towards future performance obligations.

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(a) Restricted cash

	As at September 30, 2011	As at March 31, 2011	As at September 30, 2010	As at March 31, 2010
Non-current
Against future performance obligation	—	—	—	—
Current
Bank deposits held under lien against borrowings from banks	89,448	84,538	440,941	360,909

Total restricted cash	89,448	84,538	440,941	360,909

(b) Non restricted cash
Current

Cash and bank balances	458,437	458,559	303,318	517,789

Total cash (a+b)	547,886	543,097	744,259	878,698

Bank overdraft used for cash management purposes	(220,738)	(678,901)	(1,139,667)	(1,060,284)

Cash and cash equivalents for the statement of cash flows	(327,147)	(135,804)	(395,408)	(181,586)

9.	Lease prepayments

	As at September 30, 2011	As at March 31, 2011
Towards buildings	60,530	63,068

	60,530	63,068

Prepayments made towards buildings accounted for as operating leases are amortised over the lease term on a straight line basis.

10.	Trade and other receivables

Trade and other receivables comprise:

	As at September 30, 2011	As at March 31, 2011
(i) Trade receivables, net	2,326,899	1,839,966
(ii) Other receivables including deposits	1,083,304	1,251,690
(iii) Construction Contract in Progress	305,249	94,257

	3,715,452	3,185,913

Trade receivable as at September 30, 2011 and March 31, 2011 are stated net of allowance for doubtful receivables. The Group maintains an allowance for doubtful receivables based on its age and collectability. Trade receivables are not collateralised except to the extent of refundable deposits received from cybercafé franchisees and from cable television operators. Trade receivables consist of:

	As at September 30, 2011	As at March 31, 2011
Trade receivables from related parties	—	—
Due from customers	2,554,859	2,055,974

	2,554,859	2,055,974
Less: Allowance for doubtful receivables	(227,960)	(216,008)

Balance at the end of the period	2,326,899	1,839,966

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The activity in the allowance for doubtful accounts receivable is given below:

	Half year ended September 30, 2011	As at March 31, 2011
Balance at the beginning of the period	216,008	170,706
Add : Additional provision	32,201	161,922
Less : Bad debts written off	(20,249)	(116,620)

Balance at the end of the period	227,960	216,008

11.	Employee benefits

	As at September 30, 2011	As at March 31, 2011
Gratuity payable	19,783	19,116
Compensated absences	29,336	28,672

	49,119	47,788

Gratuity cost

The components of gratuity cost recognized in the income statement for the three months and six months ended September 30, 2011 and 2010 consists of the following:

	Three months ended September 30, 2011	Three months ended September 30, 2010	Half year ended September 30, 2011	Half year ended September 30, 2010
Service cost	3,973	3,906	7,946	6,243
Interest cost	1,141	1,543	2,319	2,515
Expected returns on plan assets	(758)	(864)	(1,553)	(1,540)
Past service cost	—	1,047	—	7,789

Net gratuity costs recognized in statement of income	4,356	5,632	8,712	15,007

Details of employee benefit obligations and plan assets are as follows:

	September 30, 2011	March 31, 2011
Present value of projected benefit obligation at the end of the period / year	58,555	59,571
Funded status of the plans	(38,772)	(40,455)

Liability recognized in the statement of financial position	19,783	19,116

The following table set out the status of the gratuity plan:

	September 30, 2011	March 31, 2011
Change in projected benefit obligation
Projected benefit obligation at the beginning of the period / year	59,571	51,046
Service cost	7,946	22,275
Interest cost	2,319	3,786
Actuarial (gain)/ loss	(8,045)	(8,358)
Benefits paid	(3,236)	(9,178)

Projected benefit obligation at the end of the period / year	58,555	59,571

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	September 30, 2011	March 31, 2011
Change in plan assets
Fair value of plan assets at the beginning of the period / year	40,455	34,293
Expected return on plan assets	1,553	2,875
Employer contributions	—	12,465
Benefits paid	(3,236)	(9,178)

Fair value of plan assets at the end of the period / year	38,772	40,455

Actuarial Assumptions at reporting date:

	As at September 30, 2011	As at March 31, 2011
Discount rate	8.30% p.a	8.00% p.a
Long-term rate of compensation increase	8.00% p.a	8.00% p.a
Rate of return on plan assets	8.00% p.a	8.00% p.a

The Group assesses these assumptions with the projected long-term plans of growth and prevalent industry standards.

Actuarial gains and losses recognised in other comprehensive income

The amount of actuarial gains and losses recognized directly in other comprehensive income for the six months ended September 30, 2011 and 2010 are as follows:

	Half year ended September 30, 2011	Half year ended September 30, 2010
Actuarial gain / (loss)	8,045	2,821

	8,045	2,821

12.	Borrowings

	September 30, 2011	March 31, 2011
Current
Term loans from banks (Refer note 1 below)	220,966	216,000
Other working capital facilities from banks (Refer note 2 below)	650,103	679,542
Loan from other financial institutions (Refer note 3 below)	165,717	140,260

	1,036,786	1,035,802

Non current
Term loans from banks	—	113,880
Loan from other financial institutions (Refer note 3 below)	184,653	148,728

	184,653	262,608

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Notes

1.	Term loans from banks are secured by moveable fixed assets of the Group. These loans bear interest ranging from 14.50% to 16.50% p.a.

2.	Other working capital facilities are secured by pari-passu charge on current assets of the Company and moveable assets of the company, both present and future. Foreign currency demand loan bears an interest of 650 bps over one year USD Libor. Other working capital borrowings bear interest ranging from 13.50% to 15.50% p.a. Such facilities are renewable every year.

3.	Loan from other financial institutions includes loan are secured against specific fixed assets.

13.	Revenue

	Quarter ended		Half year ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Rendering of services
Service revenue	1,419,432	1,367,938	2,784,926	2,601,237
Initial franchisee fees	1,644	3,615	4,326	5,146
Installation service revenue	310,151	173,260	591,050	402,845

	1,731,227	1,544,813	3,380,302	3,009,228
Sale of products	84,203	171,919	435,329	435,330

Total	1,815,430	1,716,732	4,074,471	3,444,558

14.	Cost of goods sold and services rendered

Cost of goods sold and services rendered information is presented before any depreciation or amortization that is direct and attributable to revenue sources. The Group’s asset base deployed in the business is not easily split into a component that is directly attributable to a business and a component that is common / indirect to all the businesses. Since a gross profit number without depreciation and amortization does not necessarily meet the objective of such a disclosure, the Group has not disclosed gross profit numbers but disclosed all expenses, direct and indirect, in a homogenous group leading directly from revenue to operating margin.

15.	Personnel expenses

	Quarter ended		Half year ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Salaries and wages	334,928	295,819	648,886	600,343
Contribution to provident fund and other funds	14,789	16,922	28,940	41,598
Staff welfare expenses	3,415	3,223	7,885	7,810
Employee Stock compensation expense	1,484	4,483	2,703	7,020

	354,616	320,447	688,414	656,771

Attributable to Cost of goods sold and services rendered	227,888	221,041	451,174	424,475
Attributable to selling, general and administrative expenses	126,728	99,406	237,240	232,296

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16.	Net finance income and expense

	Quarter ended		Half year ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Interest income on bank deposits	4,100	12,610	5,795	17,791
Others	888	1,468	1,732	2,836

Finance income	4,988	14,078	7,527	20,627

Interest expense on financial liabilities leases	6,828	5,229	12,455	9,269
Bank charges	37,047	25,080	73,506	48,820
Other interest	33,486	42,117	59,865	83,059

Finance expense	77,361	72,426	145,826	141,148

Net finance income / (expense) recognised in profit or loss	(72,373)	(58,348)	(138,299)	(120,521)

17.	Loss per share

The calculation of basic loss per share for the quarter and half year ended September 30, 2011 and 2010 is based on the loss attributable to ordinary shareholders.

	Quarter ended		Half year ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Net profit / (loss ) – as reported	(88,410)	(134,411)	(198,636)	(315,768)
Weighted average number of shares – Basic and diluted *	95,906,307	53,351,498	90,302,450	53,351,498
Basic earnings /(loss) per share	(0.92)	(2.52)	(2.20)	(5.92)

*	Ordinary shares arising out of potential exercise of outstanding stock options as at September 30, 2011 and 2010 were not included in the computation of diluted earnings per share, as their effect was anti-dilutive.
Note 1:	During the year ended March 31, 2011, 125,000,000 ordinary shares were issued to the existing promoter group on a private placement basis. As of September 30, 2011, these shares were partly paid up to the extent of Rs 5.00 per share.

18.	Segment reporting

There has been change in the composition of reportable segments for the six months ended September 30, 2011 as compared to the year ended March 31, 2011.

Effective April 1, 2011, the primary operating segments of the Group are as below:

Enterprise Service: This segment includes Network Services and IT services. Connectivity and voice services will be offered as Network Services, while Data Center Hosting and Managed Services, along with System Integration, will comprise IT services. This segment would service both domestic and International clients from large corporate and mid-market customers.

Commercial and Consumer Service: The scope of the Consumer business is being expanded to include SOHOs and SMBs apart from the cybercafés, Portals and broadband-to-home services, offering network, IT services and applications through the Cloud.

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Software Service: The application services and e-learning would form Software services. This business line will offer applications through the Cloud, primarily targeted at enterprise and international customers.

Enterprise Services

Enterprise services revenue primarily includes Network services and IT services. Network Services include revenues from connectivity services such as recurring revenues, installation of the connectivity link, and, to a lesser extent, revenue from sale of hardware and software purchased from third party vendors and Voice services viz., NLD (National Long Distance) and ILD (International Long Distance) services carrying voice traffic for carriers. Connectivity services include IP VPN services, Internet connectivity, and last mile connectivity (predominantly through wireless). IT Services includes web hosting revenues, primarily generated from co-location services and Managed services including infrastructure management services offered in overseas markets and System Integration services, security and consulting services. Sify, part of international offering, offers Network management services, Data center services, Security and information assurance services. Sify remotely manages the Information Technology infrastructure of global enterprises from India.

Commercial and consumer – Retail Internet access services and Online Portal and content offerings

Internet access service revenues are generated from providing internet connectivity to our retail customers through public access and home access services which are primarily provided through broadband connectivity in arrangement with Cable Television Operators (CTOs). Our public access services with host of value added services are provided through franchised and Company-owned cybercafés, or “e-ports”. Additionally, we generate revenue by providing Internet Telephony services, allowing customers to make international telephone calls over the Internet. We also offer the premium broadband connection, branded Platinum to the SOHO market segment including domain names, e mail Ids, static IP

Online portal services and content offerings revenues include advertising revenues from the various channels of our Internet portal, www.sify.com. We enter into contracts with customers to serve advertisements in the portal, and we are paid on the basis of impressions, click-through or leads.

Software services

Our software services offer Application management services and e Learning services. As part of Application management services we offer online assessment, Document management services, web development and mailing solutions. E-learning services consist of structuring of contents, developing modules, delivery and training users in the modules developed. As these activities represent development of customised services, revenue is recognised based on percentage of completion method.

Quarter ended September 30, 2011

	Enterprise Services	Commercial and Consumer Services	Software Services	Total
Segment revenue	1,544,353	95,246	175,831	1,815,430
Allocated segment expenses	(1,232,057)	(57,338)	(153,192)	(1,442,587)

Segment operating income / (loss)	312,296	37,908	22,639	372,843

Unallocated expenses
Selling, general and administrative expenses				(235,822)
Depreciation and amortization				(171,945)
Other income / (expense), net				216
Finance income				4,988
Finance expenses				(77,361)
Share of profit of equity accounted investee				18,671

Profit or (Loss) before Tax				(88,410)

Income tax(expense)/benefit				—

Profit/(loss) for the quarter				(88,410)

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Quarter ended September 30, 2010

	Enterprise Services	Commercial and Consumer Services	Software Services	Total
Segment revenue	1,436,144	136,090	144,498	1,716,732
Allocated segment expenses	(1,145,423)	(180,972)	(120,385)	(1,446,780)

Segment operating income / (loss)	290,721	(44,882)	24,113	269,952

Unallocated expenses
Selling, general and administrative expenses				(215,822)
Depreciation and amortization				(173,353)
Other income / (expense), net				20,364
Finance income				14,078
Finance expenses				(72,426)
Share of profit of equity accounted investee				22,796

Profit or (Loss) before Tax				(134,411)

Income tax(expense)/benefit

Profit/(loss) for the quarter				(134,411)

Six months ended September 30, 2011

	Enterprise Services	Commercial and Consumer Services	Software Services	Total
Segment revenue	3,547,337	195,465	331,669	4,074,471
Allocated segment expenses	(2,956,093)	(120,812)	(296,185)	(3,373,090)

Segment operating income / (loss)	591,244	74,653	35,484	701,381

Unallocated expenses
Selling, general and administrative expenses				(455,147)
Depreciation and amortization				(342,454)
Other income / (expense), net				1,640
Finance income				7,527
Finance expenses				(145,826)
Share of profit of equity accounted investee				34,243

Profit or (Loss) before Tax				(198,636)
Income tax(expense)/benefit				—

Profit/(loss) for the quarter				(198,636)

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Six months ended September 30, 2010

	Enterprise Services	Commercial and Consumer Services	Software Services	Total
Segment revenue	2,878,201	280,029	286,328	3,444,558
Allocated segment expenses	(2,307,866)	(369,593)	(249,036)	(2,926,495)

Segment operating income / (loss)	570,335	(89,564)	37,292	518,063

Unallocated expenses
Selling, general and administrative expenses				(441,396)
Depreciation and amortization				(347,745)
Impairment loss on Intangibles including goodwill				(1,857)
Other income / (expense), net				39,200
Finance income				20,627
Finance expenses				(141,148)
Share of profit of equity accounted investee				38,488

Profit or (Loss) before Tax				(315,768)
Income tax(expense)/benefit				—

Profit/(loss) for the six months period				(315,768)

As the revenue with a single external customer during the six months ended September 30, 2011 and 2010 did not exceed 10% of the Company’s revenue for the respective periods, the disclosure regarding the revenue from major customers and identity and segment generating such revenue is not provided.

19.	Capital Commitments

Contracts pending to be executed on capital account as at September 30, 2011 and not provided for amounted to Rs.311,878 (net of advances Rs.948,837), [March 31, 2011 Rs.521,562 (net of advances Rs,691,338). In addition, the Company has a commitment to make payments aggregating to USD 10 million to Emirates Integrated Telecommunications Company PJSC under the agreement for supply of capacity from the Europe India Gateway, of which the Company has already made payments amounting to Rs.410,609 (USD 8.80 million) as at September 30, 2011.

Operating leases: The Group leases office buildings and other equipments under operating lease arrangements that are renewable on a periodic basis at the option of both the Lessor and the lessee. The schedule of future minimum rental payments in respect of operating leases is set out below:

Non-cancellable operating lease obligations	Total	Less than 1 year	1-5 years	More than 5 years

As at September 30, 2011	1,833,032	108,701	471,706	1,252,625
As at March 31, 2011	1,884,543	105,693	588,973	1,189,877

20.	Legal proceedings

(a) The Group and certain of its officers and directors are named as defendants in securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in Sify’s initial public offering of American Depositary Shares as defendants. This class action is brought on behalf of a purported class of purchasers of Sify’s ADSs from the time of Sify’s Initial Public Offering (“IPO”) in October 1999 through December 2000. The central allegation in this action is that the underwriters in Sify’s IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased Sify’s ADSs in the IPO and the aftermarket. The complaint also alleges that Sify violated the United States Federal Securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits.

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On April 2, 2009, the parties lodged with the Court a motion for preliminary approval of a proposed settlement between all parties, including the Company and its former officers and directors. The proposed settlement provides the plaintiffs with $586 million in recoveries from all defendants. Under the proposed settlement, the Issuer Defendants collectively would be responsible for $100 million, which would be paid by the Issuers’ insurers, on behalf of the Issuer Defendants and their officers and directors.

Accordingly, any direct financial impact of the proposed settlement is expected to be borne by the Sify’s insurers. On June 12, 2009, the Federal District Court granted preliminary approval of the proposed settlement. On October 6, 2009, the District Court issued an order granting final approval of the settlement. Subsequent to the final approval of Settlement agreement by the District court, there were several notices of appeal filed. Most were filed by the same parties that objected to the settlement in front of the District Court. These appeals were consolidated into a single appeal and briefing schedule was held. On January 9, 2012 the class counsel and objectors counsel entered into a settlement agreement, which agreement includes an agreement to dismiss the above appeal. Thus the above Appeal has been dismissed with prejudice confirming the Settlement agreement entered before the District Court.

The Company believes, the maximum exposure under this settlement is approximately USD 338,983, an amount which its insurer will pay as per the Settlement agreement on behalf of the Company.

(b) Proceedings before Department of Telecommunications

(i)	License fees

•

On October 12, 2009 (as later clarified by the DoT), the Department of Telecommunications (‘DOT’) raised a demand on Sify Technologies for INR 14 million after correcting the arithmetical error in the Assessment letter.

•	On February 26, 2010 DOT raised a demand on Sify Communications (erstwhile subsidiary merged with Sify Technologies Limited) for INR 26 million.

The above demands were made by the DoT on the premise that all amounts of income (whether direct or indirect) including certain items like other income, interest on deposits, gain on foreign exchange fluctuation, profit on sale of assets & provision written back, that have got anything to do with telecom operations of the Company or arise in connection with the Telecom business of the Company, are to be considered as income for the purpose of calculation of the license fee. The company has replied suitably on the above demand notice.

The service providers had approached Telecom Disputes Settlement & Appellate Tribunal (‘TDSAT’) on what all items of income are liable for calculation of license fee and what all items of income on which license fees are not liable to be paid. TDSAT by its order clarified on the above. The TDSAT order was challenged by DoT in Surpreme Court of India and the Supreme Court has set aside the TDSAT order. The service providers through their associations are contemplating for further appeal in Supreme Court by way of review petition. Sify believes that it inspite of Supreme Court order, the above demands are not tenable under law nor fit into the definition of Adjusted Gross Revenue as defined by DoT. The company believes it has adequate defences for these demands and the ultimate outcome of these actions may not have a material adverse effect.

(ii) In November 2009, the Company received a demand notice pertaining to the allocation of spectrum in the 3.3-3.4 GHz frequency, from DoT, demanding INR 345 million (US $ 7.05 million) towards spectrum charges payable from the date of issue of allocation letter for 170 Base Stations. As per the notice, in case no payment is received within 15 days from the date of issue of the notice, then it would be presumed that the Company is no longer interested for the frequency assignments in 3.3-3.4 GHz band.

Whilst the Company received allotment letter for Spectrum in 3.3 GHz band (3303.5/3353.5 MHz) (Total 12 MHz) the Company had neither started any operations in this frequency band nor had applied for any Operating License from DOT/ Wireless Planning Commission (WPC). Sify believes that the obligation to make payment will arise only after obtaining the operating license from DOT/WPC. Sify also believes that it has adequate legal defences for these demands, as the Company has not yet obtained any operative license, hence such demand is not tenable Nevertheless, the Company has as a commitment to hold and use the spectrum in the above band has paid INR 11.56 million towards 40 Base Stations and has surrendered the remaining 130 Base Stations. The Company believes that the ultimate outcome of these actions will not have a material adverse effect.

c) The Group is party to additional legal actions arising in the ordinary course of business. Based on the available information, as at September 30, 2011, Group believes that it has adequate legal defences for these actions and that the ultimate outcome of these actions will not have a material adverse effect. However in the event of adverse judgement in all these cases, the maximum financial exposure would be Rs 12,668 (March 31, 2011: Rs 9,051)

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21.	Related party transactions

The following is a summary of significant transactions with related parties during the six months ended September 30, 2011:

Transactions	Six months ended September 30, 2011	Six months ended September 30, 2010
Consultancy services received	120	120
Share capital and share premium money received from promoter group	100,000	—
Lease deposit paid (Refer note below)	2,558	2,558
Lease rentals paid (Refer note below)	1,536	1,024
Amount of outstanding balances
Advance lease rentals and refundable deposits made (Refer note below)	2,558	285,383

Note

1.	The Company has entered has into a lease agreement with Ms Radhika Vegesna, Daughter of Mr Anand Raju Vegesna, Executive Director of the company, to lease the premises owned by her for a period of three years effective June 1, 2010 on a rent of Rs.256 per month and payment of refundable security deposit of Rs.2,558. This arrangement will be automatically renewed for a further period of two blocks of three years with all the terms remaining unchanged.

22.	Financial risk management

The Group’s financial risk management objectives and policies are consistent with that disclosed in the consolidated financial statements as of and for the year ended March 31, 2011.

Credit risk: Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group’s trade receivables, treasury operations and other activities that are in the nature of leases.

Trade and other receivables

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. Management considers that the demographics of the Group’s customer base, including the default risk of the industry and country in which customers operate, has less of an influence on credit risk. The group is not exposed to concentration of credit risk to any one single customer since the services are provided to and products are sold to customers who are spread over a vast spectrum. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the credit worthiness of the customers to which the Company grants credit terms in the normal course of the business.

Cash and cash equivalents and other investments

In the area of treasury operations, the Group is presently exposed to counter-party risks relating to short term and medium term deposits placed with public-sector banks, and also to investments made in mutual funds.

Guarantees

The Group’s policy is to provide financial guarantees only to subsidiaries and Companies within the Group.

The Chief Financial Officer is responsible for monitoring the counterparty credit risk, and has been vested with the authority to seek Board’s approval to hedge such risks in case of need.

Liquidity risk: Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Typically the Group ensures that it has sufficient cash on demand to meet expected operational expenses, servicing of financial obligations. In addition, the Group has concluded arrangements with well reputed Banks, and has unused lines of credit that could be drawn upon should there be a need. The Company is also in the process of infusing further capital from its promoter group for funding its requirements.

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Market risk: Market risk is the risk of loss of future earnings or fair values or future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign exchange rates and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables. The Group is exposed to market risk primarily related to foreign exchange rate risk (currency risk), interest rate risk and the market value of its investments. Thus the Group’s exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

Currency risk: The Group’s exposure in USD, Euro and other foreign currency denominated transactions gives rise to Exchange Rate fluctuation risk. Group’s policy in this regard incorporates:

•	Forecasting inflows and outflows denominated in US$ for a twelve-month period

•	Estimating the net-exposure in foreign currency, in terms of timing and amount

•	Determining the extent to which exposure should be protected through one or more risk-mitigating instruments to maintain the permissible limits of uncovered exposures.

•

Carrying out a variance analysis between estimate and actual on an ongoing basis, and taking stop-loss action when the adverse movements breaches the 5% barrier of deviation, subject to review by Audit Committee.

23.	Subsequent events

a)	Insolvency petition filed by MF Global Overseas Limited, holding company of MF Global Sify Securities India Private Limited (Associate)

In the year 2000, REFCO - Sify Securities India Private Limited was formed as a Joint Venture company between REFCO Group Holdings Inc. and the Company. During November 2005, REFCO Group Holding Inc. sold its entire stake in REFCO Sify Securities India Private Limited to Man Financial Holdings Limited, the name which later changed into M F Global Overseas Limited (MFG). Consequent to this, MFG and the Company entered into a share holders Agreement dated 25th November 2005. MFG is a subsidiary of MF Global Holdings Limited, USA. Subsequent to the sale of shares to MFG, the name of the Joint Venture Company was changed into MF Global Sify Securities India Private Limited (Joint Venture Company).

As at September 30, 2011, the Company holds 29.85% in the Joint Venture Company and the remaining 70.15% was held by MFG. On October 31, 2011, M F Global Holding Limited, USA, sought bankruptcy protection through a chapter 11 filing in the U.S. Bankrptcy Court in New York. Consequent to this, MFG also filed for bankruptcy proceedings in the United Kingdom and 3 individual administrators from KPMG were appointed as Joint administrators for MFG which holds the shares in the Joint Venture Company.

The company was informed by the Joint Administrators that they are in the process of seeking bids for the stakes held by MFG in the Joint Venture Company. The Company believes that the auction process is in violation of the share holders’ agreement entered between MFG and the Company.

Hence, the Company has filed a petition under section 9 of the Arbitration and Conciliation Act 1996 in Bombay High Court, seeking for an interim relief restraining the Joint Administrators and MFG from proceeding with the proposed auction in respect of the sale of shares held by MFG in the Joint Venture Company in violation of share holders agreement dated November 25, 2005. The above petition came up for hearing on December 16, 2011 and has been adjourned to January 2012 for further proceedings. In parallel, the Company without prejudice to its legal rights is in discussion with the Joint Administrators of MFG for an early amicable settlement in this regard.

The company continues to evaluate various options available to ensure its interests in the associate is fully protected and are taking adequate legal support in India and US. MF Global is solvent and the Company believes that there is no material impact on the carrying value of the above investment in the consolidated financial statements of the Company.

Also refer note 7 to the consolidated financial statement for the quarter and six months ended September 30, 2011 elsewhere in this report.

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b)	Acquisition of shares of Hermit Projects private Limited

During the year ended March 31, 2009, Sify entered into an agreement for Sub Lease with VALS Developers Private Limited (“VALS”), who has entered into a Memorandum of Understanding (MoU) with the original owner of the property, to take on lease on long term basis the proposed building which was in the process of being constructed. The lease agreement, when final and executed, was expected to have an initial non-cancellable term of 5 years, with a further option for Sify to renew or cancel the lease for the incremental five year terms. In terms of this Agreement for Sub Lease, Sify has paid a security deposit of Rs.125,700 and advance rental of Rs.157,125 to VALS. As per the terms of the Sub Lease, the security deposit will be refunded at the end of lease term and the advance rental would be adjusted over a period of 15 months from the commencement of the lease.

On October 30, 2010, with the consent of VALS, the Board of Directors of the Company has approved the cancellation of the Agreement for Sub lease and has decided to acquire the building along with land directly through acquisition of Pace Info Com Park Private Limited (“PACE”), an unrelated third party, which is the owner of the land and building for total consideration of Rs.1,140,000. The above deposits would be adjusted against the consideration payable for acquiring the shares of PACE. To give effect to the above, the company has entered into an amendment Agreement with all concerned parties and VALS has assigned its rights and obligations to the company and the company paid Rs.400,000 as part consideration for the above purchase. On May 24, 2011 and on June 9, 2011, the company has paid a further sum of Rs.50,000 each as part consideration for the above purchase. On September 28, 2011, the company has paid a further sum of Rs.127,000 as per terms of MoU. As on date, the Company has paid an aggregate amount of Rs.909,800 towards the consideration. Also refer note 5 to the consolidated financial statement for the quarter and six months ended September 30, 2011.

Subsequently on November 28, 2011, the company acquired controlling interest by acquiring the entire shares of PACE through acquisition of shares of Hermit Projects Private Limited, its holding Company.

24.	Group entities

The following are the entities that comprise the group as of September 30, 2011 and March 31, 2011

Particulars Significant subsidiaries		% of Ownership interest
	Country of incorporation	September 30, 2011	March 31, 2011
Sify International Inc	US	100	100
Sify Software Limited (formerly known as Sify Networks Private Limited)	India	100	100
Sify Technologies Singapore Pte. Ltd	Singapore	100	100
Associates
MF Global-Sify Securities India Private Limited	India	29.85	29.85

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion of the financial condition and results of operations of our Company should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements and the related condensed notes included elsewhere in this report and the audited financial statements and the related notes contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2011. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see the section in our Annual report captioned “Risk Factors.”

Overview

Sify is among the largest Internet, networking and e-Commerce services “companies” in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches more than 690 cities and towns in India. The operating segments are Enterprise services, Commercial and Consumer Services and Software services. A significant part of revenues is derived from Enterprise Services which includes Network Services and IT Services.

Revenue

We have been historically operating with three segments of business viz corporate network/data services, Internet access services (including Online portal services and content offerings) and others (e-Learning and Infrastructure Management services). The industry in which these segments compete has witnessed newer competitions, business models resulting in dynamic market changes. In order to leverage the versatility and the organizational capability, the Chief Operations Decision Maker (CODM) has evaluated options of integrating certain services to address customers across segments, achieve better marketability, flexibility and scale. Based on the management decision, certain changes to the business structure were made effective April 1, 2011. Consequently there were a change in operating segments as below:

Enterprise Service: Connectivity and voice services are offered as Network Services, while Data Center Hosting and Managed Services, along with System Integration, will comprise IT services. They will service both domestic and International clients from large corporate and mid-market customers.

Commercial and Consumer Service: The scope of the Consumer business is being expanded to include SOHOs and SMBs apart from the cybercafés, Portals and broadband-to-home services, offering network, IT services and applications through the Cloud.

Software Service: The application services and e-learning would from Software services. This business line will offer applications through the Cloud, primarily targeted at enterprise and international customers.

Enterprise Services

Enterprise services revenue primarily includes Network services and IT services. Network Services include revenues from connectivity services such as recurring revenues ,installation of the connectivity link, and, to a lesser extent, revenue from sale of hardware and software purchased from third party vendors and Voice Services viz., NLD (National Long Distance) and ILD (International Long Distance) services carrying voice traffic for carriers. Revenue is recognised based on the metered call units of voice traffic terminated on our network. Connectivity services include IP VPN services, Internet connectivity, and last mile connectivity (predominantly through wireless). IT Services includes web hosting revenues, primarily generated from co-location services and Managed services including infrastructure management services offered in overseas markets and System Integration services, security and consulting services. Sify, part of international offering, offers Network management services, Data center services, Security and information assurance services. Sify remotely manages the Information Technology infrastructure of global enterprises from India. The revenue from construction contracts are recognised based on the stage of completion of the contract with reference to the cost incurred till date to the total cost.

Commercial and consumer – Retail Internet access services and Online Portal and content offerings

Internet access service revenues are generated from providing internet connectivity to our retail customers through public access and home access services which are primarily provided through broadband connectivity in arrangement with Cable Television Operators (CTOs). Our public access services with host of value added services are provided through franchised and Company-owned cybercafés, or “e-ports”. Additionally, we generate revenue by providing Internet Telephony services, allowing customers to make international telephone calls over the Internet. We also offer the premium broadband connection, branded Platinum to the SOHO market segment including domain names, e mail Ids, static IP.

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Online portal services and content offerings revenues include advertising revenues from the various channels of our Internet portal, www.sify.com. We enter into contracts with customers to serve advertisements in the portal, and we are paid on the basis of impressions, click-through or leads.

Software services

Our software services offer application management services and e Learning services. As part of application management services we offer online assessment, document management services, web development and mailing solutions. e-learning services consists of structuring of contents, developing modules, delivery and training users in the modules developed. As these activities represents development of customised services, revenue is recognised based on percentage of completion method. Revenue in relation to ‘time’ is measured as the agreed rate per unit of time multiplied by the units of time expended. The element of revenue related to materials is measured in accordance with the terms of the contract.

In Note 18 to the Unaudited Condensed Consolidated Interim Financial Statements included in this Report, we provide supplemental segment data, which provides separate revenue and operating income (loss) information for each of these business segments.

Expenses

Enterprise Services

This segment primarily comprises of Network and IT Services. Cost of goods sold and services rendered for the Network services consists of telecommunications costs necessary to provide services, and cost of goods in respect of hardware sold, cost of voice termination for VoIP , IUC charges for NLD (National Long Distance) and ILD (International Long Distance) services and other direct costs. Telecommunications costs include the costs of bandwidth procured from TELCOs and are required for access to the Internet, providing local telephone lines to our points of presence, the costs of using third-party networks pursuant to service agreements, leased line costs and costs towards spectrum fees payable to the Wireless Planning Commission or WPC for provision of spectrum to enable connectivity to be provided on the wireless mode for the last mile. Other costs include cost incurred towards our Annual Maintenance Contract (AMC), the cost of installation in connectivity business, In addition, 6% revenue share imposed by the Government of India as an annual license fee of the adjusted gross revenue generated from IP-VPN services and Voice services under the NLD/ILD license. Cost of goods sold and services rendered for the IT services includes cost of hardware and security services, the costs incurred in providing Hosting services, and cost of billable resources of managed services and other direct costs in relation to professional services rendered and cost of material procured for DC build services.

Commercial and Consumer – Retail Internet access services and Online Portal and content offerings

Internet access services: Cost of goods sold and services rendered for the internet access services division consists primarily of recurring telecommunications costs necessary to provide service to subscribers through a cost transfer model between segments, the cost of goods sold and services rendered include commission paid to franchisees and cable television operators, voice termination charges for VoIP services. In addition, 6% revenue share imposed by the Government of India as an annual license fee of the adjusted gross revenue generated from VoIP Services.

Online portal and content offerings: Cost of goods sold and services rendered for the online portal services and content offerings includes the cost of procuring and managing content for the websites.

Software Services

Cost of revenues for the eLearning division includes the cost of direct associates and subject matter expert involved in the design and uploading of content for facilitating web-based learning. Cost of revenues for the Application management services includes cost of third party services for Document management services, share payable to the franchisees for online assessment , licences cost for mailing solution and cost of web development.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consists of salaries and commissions for sales and marketing personnel, salaries and related costs for executives, financial and administrative personnel, sales, marketing, advertising and other brand building costs, travel costs, and occupancy and overhead costs.

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Depreciation and amortization

We depreciate our tangible assets on a straight-line basis over the estimated useful life of assets, ranging from three to eight years and, in the case of buildings, 28 years. Intangibles excluding goodwill are amortised on a straight line basis over the estimated useful life of the assets, ranging from three to twenty years. Goodwill is not amortised and is tested for impairment annually.

Operating Results

Three months ended September 30, 2011 compared to three months ended September 30, 2010

Revenues. We recognized Rs.1,815 million ($37.10 million) in revenues for the quarter ended September 30, 2011, as compared to Rs.1717 million ( $ 35.09 million) for the quarter ended September 30, 2010, representing an increase of Rs.98 million ($2.02 million), or 5.7%. This is primarily driven by an increase in revenues of Rs 108 million ($2.20 million) or 7.5% from our Enterprise Services and Rs 31 million ($0.64 million) or 21.53 % from Software services. The revenue growth has been impacted by Rs.41 million ($0.83 million) or 30.15 % decrease from our Commercial and Consumer services comprising of internet access services, online portals and content offerings.

Revenue from Enterprise Services has increased by Rs.108 million ($2.20 million), or 7.5%, from Rs.1436 million for the quarter ended September 30, 2010 to Rs 1,544 million ($31.56 million) for the quarter ended September 30, 2011 primarily due to increase of Rs.98 million ($2.0 million) in Network services and increase of Rs.10 million ( $0.20 million) in IT services. Increase in Network services of Rs.98 million ($2.0 million) is due to (i) the increase of Rs.20 million ($0.41 million) from Connectivity services due to increase in number of links from 12984 in September 30, 2010 to 16,166 in September 30, 2011 (ii) the increase of Rs 76 million ($ 1.55 million) revenue from NLD (National Long Distance) and ILD (International Long Distance) and (iii) the increase of Rs.2 million ($0.04 million) in Hardware sales. The increase in NLD (National Long Distance) and ILD (International Long Distance) is on account of increase in volume by 97.8 million minutes contributing to an increase of Rs.69 million ($1.41 million) and increase in revenues from VoIP services by Rs.7 million ($0.14 million).

Increase in IT services of Rs.10 million ($0.21 million) is due to (i) the increase of Rs.45 million ($0.92 million) revenue from Hosting services on account of higher occupancy of datacenters from 57% in September 30, 2010 to 70% in September 30, 2011 (ii) the increase of Rs 34 million ($0.70 million) from international managed services. These increases are partially offset by a decrease of Rs 68 million ($1.40 million) in System Integration services. The reduction in System Integration is due to higher number of State Date centres in the previous period and also on account of lower hardware sales during the quarter ended September 30, 2011.

Revenue from Commercial and Consumer Services has decreased by Rs.41 million ($0.83 million) due to decrease in revenues of (i) Broadband services to the extent of Rs.20 million ($0.40) million or 26.5%, due to loss of subscribers. (ii) e-Port service to the extent of Rs.23 million ($0.47 million) or 76.8 % due to drop in operational e-Ports and active subscribers and (iii) decrease of Rs.2 million ($0.04 million) or 81 % from voice revenue due to lower voice call minutes and is partially offset by an increase of Rs.3 million ($0.06 million) from SMB and SOHO services.

Revenue from Software Services has increased by Rs.31 million ($0.64 million) due to increase of Rs.46 million ( $ 0.95 million) from Application management services. The increase in Application management services is primarily on account of (i) increase in revenues of Rs.30 million ($0.61 million) from online assessment (ii) increase in revenues of Rs.14 million ($0.28 million) from Document management services. The increase is partially offset by (i) decrease in e- Learning revenues by Rs.11 million ($0.22 million) and (ii) decrease in Hardware & software revenues by Rs.4 million ($ 0.09 million).

Other income : Other income was Rs.0.22 million ($0.004 million) for the quarter ended September 30, 2010, compared to Rs.20 million for the quarter ended September 30, 2011 representing a decrease of Rs.19.78 million ($0.40 million) or 99%. The other income during the quarter ended September 30, 2010 mainly was derived from duty credit entitlements under the “Served from India Scheme” (issued by the Government of India) in respect of the foreign exchange earnings from export of services. Such benefit was not available during the quarter ended September 30, 2011 as the scheme was withdrawn by the Government of India.

Cost of goods sold and services rendered. The cost of goods sold and services rendered was Rs.1,060 million ($ 21.66 million) for the quarter ended September 30, 2011 and Rs.1,054 million for the quarter ended September 30, 2010. Cost of goods sold for both the periods remained at the same level, with changes in few elements. These comprise of (i) a Rs.63 million ($1.29 million) increase in IUC costs pertaining to ILD services (ii) Rs. 23 million ($0.47 million) increase in Bandwidth costs due to increase in capacity (iii) a Rs.11 million ($0.22 million) increase in associate costs of technology department, (iv) Rs.9.1 million ($0.19 million) increase in direct resources costs in international business, (v) Rs.7 million ($0.14 million) towards cost of application management services, (vi) Rs.3 million ($0.06 million) increase in Revenue Share payable to TRAIand these increases have been offset by a decrease of (a) Rs.27 million ($0.55 million) in revenue share paid to franchisees and cable television operators due to drop in broadband & e-Port usage revenue (b) Rs.87 million ($1.78 million) in SI business due to change in mix and reduction in volume, and (c) Rs.10 million ($0.20 million) towards cost of application services.

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Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.619 million ($12.64 million) for the quarter ended September 30, 2011, compared to Rs.609 million for the quarter ended September 30, 2010, representing an increase of Rs.10 million ($0.21 million), or 1.74%. This increase is mainly on account of the decrease of Rs. 13.82 million ($0.28 million) in personnel expenses, selling expenses, general and administrative costs and it is partially offset by an increase of operating expenses by Rs.29 million ($0.60 million . The increase in operating expenses is on account of costs associated with our new data center facility at Airoli and increased in network expenditure on account of expansion.

Depreciation and Amortisation expenses. Depreciation and amortization expenses were Rs.171 million($ 3.51 million) for the quarter ended September 30, 2011, compared to Rs.173 million for the quarter ended September 30, 2010, representing an increase of Rs.2 million $0.04 million, or 1.16%.

Net finance expense. The net finance expense was Rs 72 million ($ 1.48 million) for the quarter ended September 30, 2011, compared to Rs.58 million for the quarter ended September 30, 2010, representing an increase of Rs.14 million ($0.29 million), or 24.14%. The finance income was Rs.5 million ($0.10 million) for the quarter ended September 30, 2011, compared to Rs.14 million for the quarter ended September 30, 2010, representing a decrease of Rs.9 million ($0.18 million) due to decrease in fixed deposits. The finance expense was Rs. 77 million ($1.58 million) for the quarter ended September 30, 2011, compared to Rs.72 million for the quarter ended September 30, 2010, representing an increase of Rs.5 million ($ 0.10 million) or 6.49% due to hardening of interest rates on working capital loans.

Share of profit of investment in associate. The share of profit of investment in associate was Rs.19 million ($ 0.38 million) for the quarter ended September 30, 2011, compared to Rs.23 million for the quarter ended September 30, 2010, representing a decrease of Rs.4 million ($0.08 million) or 17.32%. Also refer to note 7 and note 23 to the notes to the unaudited condensed consolidated interim financial statements elsewhere in the report.

Six months period ended September 30, 2011 compared to Six months period ended September 30, 2010

Revenues. We recognized Rs.4,074 million ($83.27 million) as revenues for the six months ended September 30, 2011, as compared to Rs.3,445 million for the half year ended September 30, 2010, representing an increase of Rs.629 million ($12.86 million), or 18.26%. This is primarily driven by an increase in revenues of Rs 669 million ($13.67 million) or 23.2% from our Enterprise Services and Rs 45 million ($0.93 million) or 15.8 % from Software services. The revenue growth has been impacted by Rs 85 million ($1.74 million) or 30.2 % decrease from our Commercial and Consumer services comprising of internet access services, online portals and content offerings.

Revenue from Enterprise Services has increased by Rs 669 million ($13.67 million), or 23.25%, from Rs 2,878 million for six months ended September 30, 2010 to Rs 3,547 million ($72.60 million) for six months ended September 30, 2011 primarily due to increase of Rs 158 million ($3.23 million) in Network services and increase of Rs 511 million ($10.44 million) in IT services.

Increase in Network services of Rs 158 million ($3.23 million) is due to (i) increase of Rs.19 million ($0.38 million) from Connectivity services due to increase in No of links from 12984 in September 30, 2010 to 16,166 in September 30, 2011 (ii) increase of Rs 144 million ($ 2.94 million) revenue from NLD and ILD Services due to increase in volume by 29 million minutes contributing to an increase of Rs 131 million. and partially offset by decrease of Rs 4.12 million ($0.08 million) in Hardware sales.

Increase in IT services of Rs 511 million ($10.44 million) is due to (i) increase of Rs 486 million ($9.92 million) revenue from System integration services (ii) increase of Rs 90 million ($1.84 million) from hosting services on account of higher occupancy of datacenters from 57% in September 30, 2010 to 70% in September 30, 2011. The increase is partially offset by a decrease of Rs 65 million ($ 1.33 million) in managed services. The increase in System Integration services is primarily on account of large deal concluded during the six months ended September 30, 2011 amounting to Rs.50 million ($1.02 million) .

Revenue from Commercial and Consumer Services has decreased by Rs 85 million ($1.73 million) primarily due to decrease of (i) revenues from Broadband service to the extent of Rs 38 million ($0.77 million) or 25.1%, due to loss of subscribers. (ii) revenues from e-Port service to the extent of Rs 47 million ($0.96 million) or 73% due to drop in operational e-Ports and active subscribers (iii) Rs 5 million ($0.09 million) or 81.8 % from voice revenue due to lower voice call minutes and is partially offset by an increase of Rs. 4 million ($0.08 million) from the SMB and SOHO services.

Revenue from Software Services has increased by Rs 45 million ($0.92 million) due to (i) Increase of Rs 67 million ($ 1.37 million) from Application management services. The increase in Application management services is primarily on account of (i) increase in revenues by Rs 43 million ($ 0.88 million) from online assessment (ii) increase in revenues by Rs 16 million ($ 0.33 million) from Document management services. The increase is partially offset by decrease of Rs 16 million ($0.33 million) in e Learning revenues.

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Other income. Other income was Rs.2 million ($0.03 million) for six months ended September 30, 2011, compared to Rs.39 million for six months ended September 30, 2010, representing an decrease of Rs.37 million ($0.76 million), or 95%. primarily on account of duty credit entitlement. The other income during the quarter ended September 30, 2011 mainly was derived from duty credit entitlements under the “Served from India Scheme” (issued by the Government of India) in respect of the foreign exchange earnings from export of services. Such benefit was not available during the six months ended September 30, 2011 as the scheme was withdrawn by Government of India.

Cost of goods sold and services rendered. The cost of goods sold and services rendered was Rs.2,617 million ($ 53.48 million) for six months ended September 30, 2011 compared to Rs.2,128 million for six months ended September 30, 2010, representing an increase of Rs.489 million ($10 million), or 2.30%. This increase is due to (i) a Rs.312 million ($ 6.38 million) increase in System Integration Services primarily due to servicing a large one time deal. (ii) Rs.122 million ($2.50 million) increase in other direct costs on account of IUC costs pertaining to ILD services(iii) Increase in Band width costs by Rs.42 million ($0.86 million) on account of increase in capacity (iv) Rs.26 million ($.53 million) increase in Other direct costs (v) Rs.23 million ($0.47 million) in associate costs of technology department, (vi) Rs.14 million ($0.28 million) increase in direct cost of international business (vii) Increase of Rs.3 million ( $.06 million) in Revenue Share payable to TRAI. These increases have been partly offset by a decrease of (a) Rs.55 million ($1.17 million) in the revenue share paid to franchisees and CTO operators due to reduction in usage revenue.

Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.1,212 million ($ 24.76 million) for six months ended September 30, 2011, compared to Rs.1,240 million for six months ended September 30, 2010, representing a decrease of Rs.46.8 million ($0.96 million), This decrease is mainly on account of decrease in associate expenses, selling expenses, general and administrative costs. These decreases are partially offset by an increase of operating expenses of Rs. 67.02 million ($ 1.37 million).

Depreciation, Amortisation and impairment expenses. Depreciation, amortization and impairment expenses were Rs.342 million ($ 6.99 million) for six months ended September 30, 2011, compared to Rs.350 million for six months ended September 30, 2010, representing an increase of Rs.8 million ($0.16 million), or 2.28%.

Net finance expense. The net finance expense was Rs. 138 million ($ 2.83 million) for six months ended September 30, 2011, compared to net finance expense of Rs.121 million for six months ended September 30, 2010, representing a increase of Rs. 17 million ($0.35 million), or 14.05%. The finance income was Rs.8 million ($0.15 million) for six months ended September 30, 2011, compared to Rs.21 million for six months ended September 30, 2010, representing a decrease of Rs.13 million ($0.27 million) due to closure of fixed deposits. The finance expense was Rs. 146 million ($2.98 million) for six months ended September 30, 2011, compared to Rs.141 million for the quarter ended September 30, 2010, representing an increase of Rs.5 million ($0.10 million).

Share of profit of investment in associate. The share of profit of investment in associate was Rs.34 million ($ 0.70 million) for six months ended September 30, 2011, compared to Rs.38 million for six months ended September 30, 2010, representing a decrease of Rs.4 million ($0.08 million), or 10.52%. Also refer to note 7 and note 23 to the notes to the unaudited condensed consolidated interim financial statements elsewhere in this report.

Liquidity and Capital Resources

The following table summarizes our statement of cash flows for the periods presented:

	Six months ended
Particulars	September 30, 2011	September 30, 2010	September 30, 2011 U.S Dollars
Loss after tax	(198,636)	(315,768)	(4,060)
Other adjustments for non-cash items	478,024	501,907	9,767
Income taxes paid	23,639	(13,130)	483
Net decrease (increase) in working capital	(199,572)	111,344	(4,077)

Net cash from / (used in) operating activities	123,455	284,353	2,522
Net cash from / (used in) investing activities	(382,121)	(183,404)	(7,809)
Net cash from / (used in) financing activities	724,708	(316,146)	14,811
Effect of exchange rate changes on cash and cash equivalents	(3,091)	1,375	(63)

Net increase / (decrease) in cash and cash equivalents	462,950	(213,822)	9,461

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As of September 30, 2011 our current assets exceeded current liabilities by Rs.519 million ($ 10.61 million). Based on the projected cash flow, including cash from operations, available lines of credit, and the capital infusion from our promoter group, we believe we will have sufficient resources to meet capital expenditure needs and working capital requirements over the course of the next 12 months.

We intend to continue to focus on the reduction of our cash burn. Based upon our present business and funding plans, we believe that our cash and cash equivalents were Rs.327 million ($ 6.69 million) as of September 30, 2011, including bank overdraft of Rs.221 million ($4.51 million).

Our principal sources of liquidity are cash flow that we generate from our operations and borrowings from banks. Our external sources of credit include facilities sanctioned to us by Indian banks. We have working capital facilities in the form of cash credit and overdraft facilities of Rs.1,000 million ($20.44 million) and the same has been utilized to the extent of Rs.429.95 million ($8.79 million) as on September 30, 2011. Further, we were provided non-funded limits of Rs.1,350 million ($27.59 million) (primarily in the form of bank guarantees and letters of credit) out of which Rs.64 million ($1.31 million) remained unutilized as of September 30, 2011. We believe that our cash and cash equivalents, short-term investments, working capital lines and the proceeds from private placement to our promoter group are sufficient to meet our present capital expenditure and working capital requirements for the next 12 months. As previously disclosed, the private placement, consummated in October 2010, will provide up to Rs.400 crores ($86 million) from the promoter group, which can be drawn down as needed by the Company. Of the above, the Company has cumulatively drawn Rs.2,000 million ($40.87 million) as of September 30, 2011. However, our ongoing working capital requirements are significantly affected by the profitability of our operations and we continue to periodically evaluate existing and new sources of liquidity and financing.

We are taking steps to improve the cash position to meet our currently known requirements at least over the next twelve months. In the light of the highly dynamic nature of our business, however, we cannot assure you that our capital requirements and sources will not change significantly in the future.

Cash balances held were Rs.548 million ($11.20 million) and Rs.744 million as of September 30, 2011 and September 30, 2010, respectively. These amounts include cash and cash equivalents and restricted cash.

Cash from operating activities for six months ended September 30, 2011 and 2010 was Rs.123 million ($2.52 million) and Rs.284 million respectively. This is primarily due to increase in trade and other receivables by Rs.566 million ($ 11.57 million) and Rs.251 million for the six months September 30, 2011 and 2010 due to large gestation projects and pending adjustment with payables, increase in other assets by Rs.57 million ($ 1.16 million) for the six months period ended September 30, 2011 due to payment of rental deposits for new landing station and decrease of Rs.10 million for the six months September 30, 2010, increase in inventories by Rs.6 million ($ 0.13 million) and Rs.4 million for the six months September 30, 2011 and 2010 respectively, increase in trade and other payables by Rs.341 million ($ 6.96 million) and Rs.283 million for the six months September 30, 2011 and 2010 respectively due to pending adjustment with receivables, increase in deferred revenues by Rs.80 million ($1.63 million) and Rs.62 million for the six months September 30, 2011 and 2010 due to increase order booking and increase in employee benefits by Rs.9 million ($ 0.19 million) and Rs.12 million for the six months September 30, 2011 and 2010 respectively due to increase in salary base for employees.

Cash used in investing activities for the six months ended September 30, 2011 and 2010 was Rs.382 million ($7.81 million) and Rs.183 million. These amounts were principally incurred for the establishment of a new data center, installation of new cable landing station and purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network of Rs.340 million ($ 6.96 million) and Rs.149 million for the six months September 30, 2011 and 2010. Expenditure on intangibles increased by Rs.47 million ($ 0.96 million) and Rs.72 million for the six months ended September 30, 2011 and 2010. The above cash outflows were partially off-set by finance income received amounting to Rs.5 million ($ 0.10 million) and Rs.36 million for the six months September 30, 2011 and 2010 respectively.

Cash used in financing activities for six months ended September 30, 2011 was Rs.725 million ($ 14.81 million) represented by share capital and share premium money received from promoter group amounting to Rs.1,000 million ($ 20.44 million), proceeds received from exercise of stock options by employees amounting to Rs.14 million ($ 0.28 million), repayment to banks to the extent of Rs.96 million ($1.96 million) and finance lease liabilities to the extent of Rs.35 million ($ 0.71 million) and payment of finance charges of Rs.158 million ($3.24 million). The cash from financing activities for the six months ended September 30, 2009 was Rs.316 million represented by repayment to banks to the extent of Rs.142 million, payment of finance lease liabilities to the extent of Rs.23 million and payment of finance charges of Rs.151 million.

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Income Tax Matters

We have a substantial business and capital loss being carry forward for financial reporting purposes. Under Indian Tax law, business loss carry forwards from a particular year may be used to offset taxable income over the next eight years and unabsorbed depreciation for an infinite number of years. The statutory corporate income tax rate and the surcharge thereon are subject to change in line with the changes announced in the Union Budget each year. For fiscal year 2010, the corporate Income Tax rate is 30%, subject to a surcharge of 10% (if the Company makes taxable profits greater than Rs.10 million) and education cess of 3%, resulting in an effective tax rate of 30.9% for companies who have taxable profits less than Rs.10 million and 33.99% for companies who have taxable profits greater than Rs.10 million. For fiscal year 2011, the corporate income tax rate is 30%, subject to a surcharge of 7.5% (if the Company makes taxable profits greater than Rs.10 million) and education cess of 3%, resulting in an effective tax rate of 30.9% for companies who have taxable profits less than Rs.10 million and 33.22% for companies who have taxable profits greater than Rs.10 million. Further in India, companies are subject to a Minimum Alternate Tax (MAT) of 18% on the book profits of the Company. Certain changes in the income tax rates were introduced in the union budget 2011-12 of the Government of India. The key changes included the reduction of the surcharge to 5% and the increase of MAT to 18.5% of book profits. We cannot assure you that the current income tax rate will remain unchanged in the future. We also cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be levied by the Government of India. Currently, dividend income is exempt from tax for shareholders. Domestic companies are liable to pay dividend distribution tax at the rate of 15% in addition to applicable surcharge and cess.

Off-Balance Sheet Arrangement

We have not entered into any off balance sheet arrangement other than contractual obligations such as operating lease arrangements disclosed below as defined by SEC final rule 67 (FR-67) “Disclosures in Management’s Discussion and Analysis” about off balance sheet arrangements and aggregate contractual obligations.

Contractual obligations

Set forth below are our contractual obligations as of September 30, 2011:

Payments due by period (Rs 000s)
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long term debt obligations	189,619	—	173,336	16,283	—
Short term borrowings	381,718	381,718	—	—	—
Finance lease obligations	183,767	72,889	100,634	10,244	—
Non-cancellable operating lease obligations	1,833,032	108,701	224,116	247,590	1,252,625
Payments towards Europe India Gateway	49,364	49,364	—	—	—
Purchase obligations	311,878	311,878	—	—	—

Also refer Note a – c below

Notes to the table above on Contractual obligations

a) Other liabilities amounting to Rs.173 million ($3.54 million) primarily comprise of deposits received from franchisees. For such amounts, the extent of the amount and the timing of payment / cash settlement are not readily estimable or determinable, at present. Accordingly, we did not include these under contractual obligations.

b) Standby letter of credit and guarantees has not been included in the above mentioned table of contractual obligations.

c) In addition to the above noted contractual obligations, in accordance with IAS 19 Employee Benefits, the total accrued liability for defined benefit plans recognised as of September 30, 2011, was Rs.49 million ($ 1 million) and disclosed under ‘employee benefits’.

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Item 3. Quantitative and Qualitative Disclosures about Market Risk

General

Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including investments, foreign currency receivables, payables and debt. Our exposure to market risk is a function of our investment and borrowing activities and our revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss.

Please see Note 39 to the financial statements included in our Annual Report on Form 20-F for the year ended March 31, 2011.

Risk Management Procedures

We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. Our corporate treasury department recommends risk management objectives and policies which are approved by senior management and our Audit Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies on a daily basis.

Recent Accounting Pronouncements

A number of new standards, amendments to standards and interpretations are not yet effective for the period ended September 30, 2011, and have not been applied in preparing these consolidated financial statements:

•

IFRS 9 Financial Instruments: In November 2009, the International Accounting Standards Board issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2013 with early adoption permitted. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. IFRS 9 was further amended in October 2010, and such amendment introduced requirements on accounting for financial liabilities. This amendment addresses the issue of volatility in the profit or loss due to changes in the fair value of an entity’s own debt. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income. The company is required to adopt IFRS 9 by accounting year commencing April 1, 2013. The company is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the consolidated financial statements.

•	IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements and IFRS 12, Disclosure of Interests in Other Entities:

In May 2011, the International Accounting Standards Board issued IFRS 10, IFRS 11 and IFRS 12. The effective date for IFRS 10, IFRS 11 and IFRS 12 is annual periods beginning on or after January 1, 2013 with early adoption permitted.

IFRS 10 Consolidated Financial Statements builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation of Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements. The standard provides additional guidance for determining of control in cases of ambiguity for instance in case of franchisor franchisee relationship, de facto agent, silos and potential voting rights.

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IFRS 11 Joint Arrangements determines the nature of an arrangement by focusing on the rights and obligations of the arrangement, rather than its legal form. IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities-Non-monetary Contributions by Venturers. IFRS 11 addresses only forms of joint arrangements (joint operations and joint ventures) where there is joint control whereas IAS 31 had identified three forms of joint ventures, namely jointly controlled operations, jointly controlled assets and jointly controlled entities. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities, which is the equity method.

IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. One major requirement of IFRS 12 is that an entity needs to disclose the significant judgments and assumptions it has made in determining:

•	whether it has control, joint control or significant influence over another entity; and

•	the type of joint arrangement when the joint arrangement is structured through a separate vehicle.

IFRS 12 also expands the disclosure requirements for subsidiaries with non-controlling interest, joint arrangements and associates that are individually material. IFRS 12 introduces the term “structured entity” by replacing Special Purpose entities and requires enhanced disclosures by way of nature and extent of, and changes in, the risks associated with its interests in both its consolidated and unconsolidated structured entities.

The company is required to adopt IFRS 10, IFRS 11 and IFRS 12 effective April 1, 2013. The company is currently evaluating the requirements of IFRS 10, IFRS 11 and IFRS 12, and has not yet determined the impact on the consolidated financial statements.

•

IFRS 13 Fair Value Measurement: In May 2011, the International Accounting Standards Board issued IFRS 13, Fair Value Measurement to provide specific guidance on fair value measurement and requires enhanced disclosures for all assets and liabilities measured at fair value, and not restricted to financial assets and liabilities. The standard introduces a precise definition of fair value and a consistent measure for fair valuation across assets and liabilities, with a few specified exceptions. The effective date for IFRS 13 is annual periods beginning on or after January 1, 2013 with early adoption permitted. The company is required to adopt IFRS 13 by accounting year commencing April 1, 2013 and is currently evaluating the requirements of IFRS 13, and has not yet determined the impact on the consolidated financial statements.

•

IAS 1 (Amended) Presentation of Financial Statements: In June 2011, the International Accounting Standard Board published amendments to IAS 1 Presentation of Financial Statements. The amendments to IAS 1 Presentation of Financial Statements require companies preparing financial statements in accordance with IFRS to group items within other comprehensive income that may be reclassified to the profit or loss separately from those items which would not be recyclable in the profit or loss section of the income statement. It also requires the tax associated with items presented before tax to be shown separately for each of the two groups of other comprehensive income items (without changing the option to present items of other comprehensive income either before tax or net of tax).

The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. This amendment is applicable to annual periods beginning on or after July 1, 2012, with early adoption permitted. The company is required to adopt IAS 1 (Amended) by accounting year commencing April 1, 2013. The company has evaluated the requirements of IAS 1 (Amended) and the company does not believe that the adoption of IAS 1 (Amended) will have a material effect on its consolidated financial statements.

•

IAS 19 (Amended) Employee Benefits: In June 2011, International Accounting Standards Board issued IAS 19 (Amended), Employee Benefits. The effective date for adoption of IAS 19(Amended) is annual periods beginning on or after January 1, 2013, though early adoption is permitted.

IAS 19 (Amended) has eliminated an option to defer the recognition of gains and losses through re-measurements and requires such gain or loss to be recognized through other comprehensive income in the year of occurrence to reduce volatility. The amended standard requires immediate recognition of effects of any plan amendments. Further it also requires assets in profit or loss to be restricted to government bond yields or corporate bond yields, considered for valuation of Projected Benefit Obligation, irrespective of actual portfolio allocations. The actual return from the portfolio in excess of or less than such yields is recognized through other comprehensive income.

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These amendments enhance the disclosure requirements for defined benefit plans by requiring information about the characteristics of defined benefit plans and risks that entities are exposed to through participation in those plans.

The amendments need to be adopted retrospectively. The company is required to adopt IAS 19 (Amended) by accounting year commencing April 1, 2013. The company is currently evaluating the requirements of IAS 19 (Amended) and has not yet determined the impact on the consolidated financial statements.

Critical accounting policies

The accounting policies applied by the group in these Unaudited Condensed Consolidated Interim Financial Statements are the same as those applied by the Group in its Consolidated Financial Statements as at and for the year ended March 31, 2011.

Also refer to Note 3 in unaudited condensed consolidated interim financial statements included with this Report.

Item 4. Controls and Procedures

Disclosure Controls and Procedures

As of September 30, 2011, our management, with the participation of our chief executive officer and chief financial officer, has carried out an evaluation of the effectiveness of our disclosure controls and procedures. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.

Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of September 30, 2011, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that material information related to us is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

Changes in internal control over financial reporting

During the quarter ended September 30, 2011, there was no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Part II. Other Information

Item 1. Legal Proceedings

The company is subject to legal proceedings and claims, which have arisen in the ordinary course of its business. These legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the Company.

See Note 20 of notes to Unaudited Condensed Consolidated Interim Financial Statements in Part I above and Note 36 of the financial statements included in our Annual Report on Form 20-F for the year ended March 31, 2011.

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Item 1A. Risk Factors

For information regarding factors that could affect the Company’s results of operations, financial condition and liquidity, see the risk factors discussion set forth in Item 1A of our Annual Report on Form 20-F for the fiscal year ended March 31, 2011 and the information under “Forward-Looking Statements” included in this Report. There have been no material changes to our Risk Factors from those disclosed in our Annual Report on Form 20-F for the fiscal year ended March 31, 2011.

Item 2. Unregistered Sale of Equity Securities and Use of Proceeds

None.

Items 3. Defaults upon Senior Securities

None.

Item 4. Mine safety Disclosure

Not applicable.

Item 5. Other Information

None.

Item 6. Exhibits

10.1 Amendment to Subscription Agreement dated September 7, 2011, by and between Sify Technologies Limited and Ananda Raju Vegesna (incorporated by reference to the Report on Form 6-K filed on September 8, 2011)

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2012

SIFY TECHNOLOGIES LIMITED

By:	/s/ MP Vijay Kumar
	Name:	MP Vijay Kumar
	Title:	Chief Financial Officer

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